Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-263205) and related Prospectus of Invitae Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our reports dated March, 1, 2022, with respect to the consolidated financial statements of Invitae Corporation, and the effectiveness of internal control over financial reporting of Invitae Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
February 28, 2023